UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Audience, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

05070J102

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05070J102	13G

1.	Name of Reporting Person Tallwood Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person OO

Page 2 of 20 pages.

CUSIP No. 05070J102	13G

1.	Name of Reporting Person Tallwood II, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person PN

Page 3 of 20 pages.

CUSIP No. 05070J102	13G

1.	Name of Reporting Person Tallwood II Annex, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person PN

Page 4 of 20 pages.

CUSIP No. 05070J102	13G

1.	Name of Reporting Person Tallwood II Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person PN

Page 5 of 20 pages.

CUSIP No. 05070J102	13G

1.	Name of Reporting Person Tallwood II Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person PN

Page 6 of 20 pages.

CUSIP No. 05070J102	13G

1.	Name of Reporting Person Tallwood II Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person OO

Page 7 of 20 pages.

CUSIP No. 05070J102	13G

1.	Name of Reporting Person Tallwood III, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person PN

Page 8 of 20 pages.

CUSIP No. 05070J102	13G

1.	Name of Reporting Person Tallwood III Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person PN

Page 9 of 20 pages.

CUSIP No. 05070J102	13G

1.	Name of Reporting Person Tallwood III Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person PN

Page 10 of 20 pages.

CUSIP No. 05070J102	13G

1.	Name of Reporting Person Tallwood III Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person OO

Page 11 of 20 pages.

CUSIP No. 05070J102	13G

1.	Name of Reporting Person George Pavlov
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person IN

Page 12 of 20 pages.

Item 1.

(a)	Name of Issuer:

Audience, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

440 Clyde Avenue

Mountain View, CA 94043

Item 2.

(a)	Name of Persons Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Tallwood Partners, LLC

Tallwood II, L.P.

Tallwood II Annex, L.P.

Tallwood II Associates, L.P.

Tallwood II Partners, L.P.

Tallwood II Management, LLC

Tallwood III, L.P.

Tallwood III Associates, L.P.

Tallwood III Partners, L.P.

Tallwood III Management, LLC

George Pavlov

(b)	Address of Principal Business Office:

The principal business office of each of the Reporting Persons is:

c/o Tallwood Venture Capital

3000 Sand Hill Road, Building 3, Suite 240

Menlo Park, CA 94025

(c)	Citizenship:

See Item 4 of the cover page.

Page 13 of 20 pages.

(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share (the “Common Stock”)

(e)	CUSIP Number:

05070J102

Item 3.

Not applicable.

Item 4.	Ownership.

(a) Amount Beneficially Owned:

This amendment to Schedule 13G is being filed on behalf of the Reporting Persons to report that, as of June 30, 2105, the Reporting Persons do not beneficially own any shares of the Issuer’s Common Stock.

(b) Percent of Class:

See Item 4(a) hereof.

(c) Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Page 14 of 20 pages.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Attachment A.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

Page 15 of 20 pages.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2016	Tallwood Partners, LLC

By: The Banatao Living Trust DTD 7/21/99
Its: Managing Member

/s/ Diosdado Banatao
	Name:	Diosdado Banatao
	Title:	Trustee

Dated: January 6, 2016	Tallwood II, L.P.

By: Tallwood II Management, LLC
Its: General Partner

/s/ Natasha Skok
	Name:	Natasha Skok
	Title:	Authorized Signatory

Dated: January 6, 2016	Tallwood II Annex, L.P.

By: Tallwood II Management, LLC
Its: General Partner

/s/ Natasha Skok
	Name:	Natasha Skok
	Title:	Authorized Signatory

Dated: January 6, 2016	Tallwood II Associates, L.P.

By: Tallwood II Management, LLC
Its: General Partner

/s/ Natasha Skok
	Name:	Natasha Skok
	Title:	Authorized Signatory

Page 16 of 20 pages.

Dated: January 6, 2016	Tallwood II Partners, L.P.

By: Tallwood II Management, LLC
Its: General Partner

/s/ Natasha Skok
	Name:	Natasha Skok
	Title:	Authorized Signatory

Dated: January 6, 2016	Tallwood II Management, LLC

/s/ Natasha Skok
	Name:	Natasha Skok
	Title:	Authorized Signatory

Dated: January 6, 2016	Tallwood III, L.P.

By: Tallwood III Management, LLC
Its: General Partner

/s/ Natasha Skok
	Name:	Natasha Skok
	Title:	Authorized Signatory

Dated: January 6, 2016	Tallwood III Associates, L.P.

By: Tallwood III Management, LLC
Its: General Partner

/s/ Natasha Skok
	Name:	Natasha Skok
	Title:	Authorized Signatory

Dated: January 6, 2016	Tallwood III Partners, L.P.

By: Tallwood III Management, LLC
Its: General Partner

/s/ Natasha Skok
	Name:	Natasha Skok
	Title:	Authorized Signatory

Dated: January 6, 2016	Tallwood III Management, LLC

/s/ Natasha Skok
	Name:	Natasha Skok
	Title:	Authorized Signatory

Page 17 of 20 pages.

Dated: January 6, 2016	/s/ George Pavlov
	Name:	George Pavlov

Page 18 of 20 pages.

ATTACHMENT A

Tallwood Partners, LLC, Tallwood II, L.P., Tallwood II Annex, L.P., Tallwood II Associates, L.P., Tallwood II Partners, L.P., Tallwood II Management, LLC, Tallwood III, L.P., Tallwood III Associates, L.P., Tallwood III Partners, L.P., Tallwood III Management, LLC and George Pavlov may be deemed to be a group under Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) with respect to the securities of the issuer. Such persons disclaim such group membership. The filing of this statement shall not be deemed an admission that, for purposes of Section 13 of the Exchange Act, or otherwise, a Reporting Person is the beneficial owner of equity securities covered by this statement or any other statement that are beneficially owned, directly or indirectly, by any other person.

Page 19 of 20 pages.

EXHIBIT INDEX

Exhibit 1 – Joint Filing Agreement, dated as of February 12, 2013 (incorporated by reference to Exhibit 1 to Schedule 13G filed with the Securities and Exchange Commission on February 13, 2013).

Exhibit 2 – Joinder to Joint Filing Agreement, dated February 14, 2014 (incorporated by reference to Exhibit 2 to Amendment Number 1 to Schedule 13G filed with the Securities and Exchange Commission on February 14, 2014).

Exhibit 3 – Joinder to Joint Filing Agreement, dated February 11, 2015 (incorporated by reference to Exhibit 3 to Amendment Number 2 to Schedule 13G filed with the Securities and Exchange Commission on February 11, 2015).

Page 20 of 20 pages.